Exhibit F-1

(formerly FE Battery Metals Corp.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Linear Minerals Corp. (formerly FE Battery Metals Corp.),

Opinion on the Financial Statements

We have audited the accompanying financial statements of Linear Minerals Corp. (formerly FE Battery Metals Corp.) (the “Company”), which comprise the statements of financial position as at March 31, 2025 and 2024 and the statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2025 and 2024 and its financial performance and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current assets are not sufficient to finance its operations and administrative expenses. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This issue also constitutes, from our perspective, a critical audit matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Exploration and Evaluation Assets – Assessment of Whether Indicators of Impairment Exist

As described in Note 6 to the financial statements, the Company holds the rights to several exploration stage exploration and evaluation assets, which are the Company’s primary non-current assets. Note 2(d) to the financial statements explains that the Company capitalizes acquisition costs incurred in acquiring these exploration and evaluation assets. At the end of each reporting period, as discussed in Note 3(c), the carrying amounts of the Company’s exploration and evaluation assets are reviewed under IFRS 6 – Exploration and Evaluation of Mineral Resources to determine whether there is any indication that these assets are impaired.

Management considered the following factors to determine whether or not an indicator of impairment exists: (i) whether the period for which the Company has the right to explore its projects has expired or will expire in the near future; (ii) further exploration on its project(s) is neither budgeted nor planned; (iii) whether exploration activities to date have led to the discovery of commercially viable quantities of mineral resources; and (iv) whether there is sufficient data that indicates the carrying amount of the Company’s exploration and evaluation assets are unlikely to be recovered in full from successful development and/or sale. Of the factors that must be considered, the judgments associated with the Company’s ability and options to develop its projects and the impact of the Company’s market capitalization relative to the carrying value of its net assets are the most subjective. Auditing these judgments required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

The principal considerations for our determination that the assessment of potential impairment is a critical audit matter are:

(i) materiality of the aggregate amounts involved in respect to quantum; (ii) the degree of judgment required by management when assessing the recoverability of deferred acquisition costs; and (iii) the required extent of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) testing management’s process for determining whether an indicator of impairment exists; (ii) testing the completeness and accuracy of underlying data used in management’s assessment and evaluating the reasonableness of the significant estimates and assumptions used by management; and (iii) considering whether the financial statements fairly disclosed the inherent uncertainties applicable to the recoverability of deferred exploration and evaluation asset costs.

Going Concern

The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which typically cannot be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern; (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017.

Vancouver, Canada

July 29, 2025

LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Statements of Financial Position (Expressed in Canadian dollars)

		March 31,	March 31,
	Note	2025	2024
ASSETS
Current Assets Cash	11	$951,807	$1,704,908
Amounts receivable and prepaid expenses	4	155,835	436,788
Marketable securities	5	123,912	187,425
Total Current Assets		1,231,554	2,329,121
Non-current Assets
Reclamation deposits		11,000	11,000
Equipment		1,336	1,822
Exploration and evaluation assets	6	5,956,076	6,955,451
Total Non-current Assets		5,968,412	6,968,273
Total Assets		$7,199,966	$9,297,394
LIABILITIES
Current Liabilities Accounts payable and accrued liabilities	7	$558,765	$236,583
Due to related parties	8	142,889	254,869
Flow-through share premium liability	9, 13	218,207	159,579
Total Liabilities		919,861	651,031
SHAREHOLDERS' EQUITY
Share capital	9	59,917,903	59,102,110
Warrants reserve		2,834,521	2,834,521
Share-based payments reserve	9	3,020,382	2,889,068
Deficit		(59,492,701)	(56,179,336)
Total Shareholders’ Equity		6,280,105	8,646,363
Total Liabilities and Shareholders’ Equity		$7,199,966	$9,297,394
Nature of operations and going concern	1
Subsequent events	14

Approved and authorized for issue on behalf of the board of directors on July 29, 2025 by:

/s/Gurminder Sangha	/s/Jurgen Wolf
Director	Director

The accompanying notes are an integral part of these financial statements.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	For the years ended March 31,

	Note	2025	2024	2023
Expenses

Consultants and directors fees	8	$18,900	$111,500	$167,767
Exploration and evaluation costs	6	1,288,201	2,583,405	1,820,673
General and administrative		56,969	17,013	17,780
Investor relations		331,591	1,093,021	865,808
Professional fees		119,767	132,139	144,396
Salaries, fees and benefits	8	280,050	234,800	200,000
Shareholder communications		90,204	125,844	196,546
Share-based payments	8	131,314	1,786,445	2,190,000
Loss before other items		(2,316,996)	(6,084,167)	(5,602,970)
Other income (expenses)
Interest income		1,819	168	212
Gain on option of exploration and evaluation assets		-	-	832,302
Other income (expenses)		(56,867)	30,966	(2,000)
Loss on foreign exchange		(512)	(2)	(15,850)
Unrealized loss on marketable securities	5	(63,513)	(549,946)	(66,899)
Flow-through recovery	13	159,579	717,679	185,872
Write-down of exploration and evaluation assets	6	(1,036,875)	(749,771)	(1,081,250)
Total other expenses		(996,369)	(550,906)	(147,613)
Net loss and comprehensive loss for the year		$(3,313,365)	$(6,635,073)	$(5,750,583)
Loss per common share, basic and diluted		$(0.06)	$(0.14)	$(0.22)
Weighted average number of shares outstanding – basic and diluted		56,478,972	47,967,469	26,392,018

The accompanying notes are an integral part of these financial statements.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Statements of Changes in Equity

(Expressed in Canadian dollars)

		Common Shares Without Par Value
	Note	Shares	Amount	Warrants Reserve	Share Subscription (Receivable)	Share-based Payments Reserve	Deficit	Total Equity (Deficiency)
Balance, March 31, 2022		20,589,209	$45,943,854	$2,471,579	$19,134	$1,833,998	$(43,793,680)	$6,474,885
Shares issued for exploration and evaluation assets		2,642,104	931,526	-	-	-	-	931,526
Private placements		15,005,370	5,895,096	-	-	-	-	5,895,096
Fair value of warrants from private placement		-	(234,175)	234,175	-	-	-	-
Share issue costs		33,355	(241,453)	-	-	-	-	(241,453)
Share-based payments - RSUs	9	3,650,000	2,190,000	-	-	-	-	2,190,000
Net loss for the year		-	-	-	-	-	(5,750,583)	(5,750,583)
Balance, March 31, 2023		41,920,038	54,484,848	2,705,754	19,134	1,833,998	(49,544,263)	9,499,471
Shares issued for exploration and evaluation assets	9	3,058,333	1,995,416	-	-	-	-	1,995,416
Private placements	9	4,442,785	2,140,438	-	-	-	-	2,140,438
Fair value of warrants from private placement	9	-	(128,767)	128,767	-	-	-	-
Share issue costs	9	-	(121,200)	-	-	-	-	(121,200)
Share-based payments - Stock options	9	-	-	-	-	1,055,070	-	1,055,070
Share-based payments - RSUs	9	1,425,000	731,375	-	-	-	-	731,375
Share subscriptions	9	-	-	-	(19,134)	-	-	(19,134)
Net loss for the year		-	-	-	-	-	(6,635,073)	(6,635,073)
Balance, March 31, 2024		50,846,156	59,102,110	2,834,521	-	2,889,068	(56,179,336)	8,646,363
Private placements	9	10,489,130	881,793	-	-	-	-	881,793
Share issue costs	9	-	(66,000)	-	-	-	-	(66,000)
Share-based payments - Stock options	9	-	-	-	-	131,314	-	131,314
Net loss for the year		-	-	-	-	-	(3,313,365)	(3,313,365)
Balance, March 31, 2025		61,335,286	$59,917,903	$2,834,521	$-	$3,020,382	$(59,492,701)	$6,280,105

The accompanying notes are an integral part of these financial statements.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)
Statements of Cash Flows (Expressed in Canadian dollars)

	For the years ended March 31,
	2025	2024	2023
Cash provided by (used in):
Operations
Net loss for the year	$(3,313,365)	$(6,635,073)	$(5,750,583)
Items not involving cash:
Amortization	486	485	121
Share-based payments	131,314	1,786,445	2,190,000
Unrealized loss on marketable securities	63,513	549,946	66,899
Gain on option of exploration and evaluation assets	-	-	(832,302)
Gain on write-down of amounts payable and share subscriptions	-	(49,134)	-
Write-down of exploration and evaluation assets	1,036,875	749,771	1,081,250
Flow-through recovery	(159,579)	(717,679)	(185,872)
Changes in non-cash operating assets and liabilities:
Amounts receivable and prepaid expenses	280,953	668,099	(328,434)
Accounts payable and accrued liabilities	284,682	(333,822)	355,607
Due to related parties	(111,980)	(130,007)	347,953
Cash used in operating activities	(1,787,101)	(4,110,969)	(3,055,361)
Investing activities
Acquisition of exploration and evaluation assets	-	(52,500)	(508,500)
Exploration and evaluation asset recoveries	-	-	716,377
Equipment purchases	-	-	(2,428)
Cash provided by (used in) investing activities	-	(52,500)	205,449
Financing activities
Proceeds from financing	1,100,000	2,324,999	6,620,375
Share issue costs	(66,000)	(121,200)	(217,371)
Cash provided by financing activities	1,034,000	2,203,799	6,403,004
Increase (decrease) in cash during the year	(753,101)	(1,959,670)	3,553,092
Cash, beginning of the year	1,704,908	3,664,578	111,486
Cash, end of the year	$951,807	$1,704,908	$3,664,578
Supplemental information:
Shares issued for exploration and evaluation assets	$-	$1,995,416	$931,526
Fair value of warrants issued in connection with financing	$-	$128,767	$234,175
Fair value of shares issued to finders	$-	$-	$24,083
Exploration and evaluation assets in accounts payable Write-down of accrued exploration and evaluation acquisition	$37,500	$-	$1,834,000
costs included in accounts payable	$-	$1,834,000	$-

The accompanying notes are an integral part of these financial statements.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

Linear Minerals Corp. (“Linear Minerals” or the “Company”), formerly known as FE Battery Metals Corp, was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada.

The Company’s head office and principal address is Suite 2421 – 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 3P3. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

On December 31, 2024, FE Battery Metals Corp changed its name to Linear Minerals Corp. with a new trading symbol of ‘LINE’ on the Canadian Securities Exchange (LINE), the OTCBB Exchange (LINMF) and the Frankfurt Exchange (A4OY3E)

The Company will need to raise sufficient funds as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company has also implemented cost savings measures.

The financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

2.	Basis of Preparation and Material Accounting Policy Information

(a)	Statement of Compliance

These financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these financial statements are based on IFRS Accounting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued and outstanding as at July 29, 2025, the date the board of directors approved these financial statements for issue.

(b)	Basis of Measurement and Presentation

These financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(c)	Cash

Cash consists of cash held in bank accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(d)	Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost. When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Mineral property exploration and evaluation expenditures are expensed until the property reaches the development stage.

The recoverability of the amounts capitalized for exploration and evaluation assets is dependent upon the determination of economically recoverable mineral deposits, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.

Refer to note 3(c).

(e)	Financial Instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss (“FVPL”), directly attributable transaction costs. Financial instruments are recognized when the Company become party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate.

The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income (“FVOCI”). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in profit or loss. The Company’s marketable securities being equity securities of other listed entities, are classified as FVPL.

Financial assets at FVOCI

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at fair value upon initial recognition plus directly attributable transaction costs and at each period end, changes in fair value are recognized in other comprehensive income (“OCI”) with no reclassification to profit or loss. The election is available on an investment-by-investment basis. None of the Company’s financial assets are classified as FVOCI.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(e)	Financial Instruments (continued)

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, other receivables and certain other assets are classified as and measured at amortized cost.

Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and due to related parties are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Impairment of financial assets

A loss allowance for expected credit losses is recognized in OCI for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investment in equity instruments. The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12- month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(e)	Financial Instruments (continued)

Derecognition of financial assets and liabilities

A financial asset is derecognised when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset, then derecognition is appropriate.

A financial liability is derecognised when the associated obligation is discharged or canceled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss.

(f)	Equipment

Equipment is recorded at cost and depreciated over its estimated useful life. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years. Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(g)	Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired. If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less cost to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. Each of the Company’s exploration and evaluation properties is considered to be a cash-generating unit for which impairment testing is performed.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods. A reversal of an impairment loss is recognized immediately in profit or loss.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(g)	Impairment of Tangible and Intangible Assets (continued)

Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. A mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavorable economic, legal regulatory, environmental, political and other factors. In addition, management’s development activities towards its planned principal operations are key factors considered as part of the ongoing assessment of the recoverability of the carrying amount of exploration and evaluation assets. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(h)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(i)	Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar. The functional currency determinations were made through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

(j)	Share-based Payments

The Company accounts for stock options issued to directors and employees at the fair value determined on the grant date using the Black-Scholes option pricing model. The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. These payments are recorded at the date the goods and services are received.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(j)	Share-based Payments (continued)

Share purchase warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model. If and when the stock options or share purchase warrants are ultimately exercised, the applicable amounts of their fair values in the reserve accounts are transferred to share capital.

(k)	Restricted share units

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units(“RSU’s”), the fair value of the grant is determined by multiplying the Company’s share price at grant date by the number of RSU’s granted.

(l)	Marketable securities

Marketable securities are investments in publicly traded companies.

(m)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of the units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values as follows: the fair value of the common shares is based on the market closing price on the date the units are issued and fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

(n)	Earnings (Loss) per Common Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and share purchase warrants are used to repurchase common shares at the average price during the period.

(o)	Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow- through shares. The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company also recognizes a deferred tax liability with a corresponding charge in the statement of operations when the qualifying exploration and evaluation expenditures are renounced. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset and recovery of deferred income taxes through profit or loss in the reporting period.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(o)	Flow-through Shares (continued)

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(p)	Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks. Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

(q)	New, Amended and Future IFRS Pronouncements

Accounting standards and amendments issued but not yet adopted

There are no other IFRS that are not yet effective that would be expected to have a material impact on the Company. Certain new accounting standards, amendments to existing standards and interpretations have been issued but have future effective dates that are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3.	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

(a)	Going Concern

The assessment of the Company’s ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(b)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

●	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

3.	Critical Accounting Judgments and Estimates (continued)

(b)	Intangible Exploration and Evaluation Assets (continued)

●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and accordingly some assets are likely to become impaired in future periods.

4.	Amounts Receivable and Prepaid Expenses

	March 31, 2025	March 31, 2024
GST/HST	$97,042	$126,549
Prepayments and other receivable	58,793	310,239
Total	$155,835	$436,788

5.	Marketable Securities

As at March 31, 2025, the fair values of the marketable securities are as follows:

	Number of		Accumulated unrealized
Available -for-sale Securities	shares	Cost	holding loss	Fair Value
Shares in Battery Age Minerals Ltd. (Note 6)	2,125,000	$804,270	$(680,358)	123,912

As at March 31, 2024, the fair values of the marketable securities are as follows:

	Number of		Accumulated unrealized
Available -for-sale Securities	shares	Cost	holding loss	Fair Value
Shares in Battery Age Minerals Ltd. (Note 6)	2,125,000	$804,270	$(616,845)	187,425

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets

Exploration and evaluation assets deferred to the statements of financial position at March 31, 2025 and 2024 are as follows:

	March 31, 2024	Additions	Write-off	March 31, 2025
Abitibi Lithium	$1,767,000	$-	$-	$1,767,000
Augustus Lithium	593,290	-	-	593,290
Canadian Lithium	228,881	-	-	228,881
Cosgrave Lithium	104,750	-	(104,750)	-
Electron Lithium	650,405	-	-	650,405
Kokanee Creek	932,125	-	(932,125)	-
McNeely	820,000	-	-	820,000
Pontax West Lithium	-	37,500	-	37,500
Rose East Lithium	975,000	-	-	975,000
Rose West Lithium	884,000	-	-	884,000
	$6,955,451	$37,500	$(1,036,875)	$5,956,076

	March 31, 2023	Additions	Write-off	March 31, 2024
Abitibi Lithium	$1,767,000	$-	$-	$1,767,000
Augustus Lithium	593,290	-	-	593,290
Canadian Lithium	228,881	-	-	228,881
Cosgrave Lithium	-	104,750	-	104,750
Electron Lithium	650,405	-	-	650,405
Jubilee Lithium	20,000	30,000	(50,000)	-
Kokanee Creek	932,125	-	-	932,125
McNeely	820,000	-	-	820,000
North Spirit	442,105	-	(442,105)	-
Rose West Lithium	884,000	-	-	884,000
Rose East Lithium	900,000	75,000	-	975,000
Titan Gold	178,500	-	(178,500)	-
Trix Lithium	75,000	4,166	(79,166)	-
	$7,491,306	$213,916	$(749,771)	$6,955,451

(a)	Abitibi Lithium Property

On March 12, 2021, the Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium property (the “Abitibi Agreement”). The Abitibi Lithium property is comprised of 233 mineral claims covering approximately 12,500 hectares located in the Abitibi area of western Quebec.

Under the terms of the Abitibi Agreement, the Company acquired a 100% interest in the Abitibi Lithium property by issuing 1,078,947 common shares of the Company and by paying $250,000 on April 20, 2021. The Abitibi Lithium Property is subject to a 3% Net Smelter Returns (“NSR”) royalty, which the Company will have the option to reduce the NSR by 1.0% to 2.0% by paying $1,000,000.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(b)	Augustus Lithium Property

On January 18, 2021, the Company entered into an option agreement to acquire a 100% interest in the Augustus Lithium property (the “Augustus Agreement”). The Augustus Lithium property is comprised of 21 mineral claims covering approximately 900 hectares located in the Abitibi area of western Quebec.

On October 29, 2022, the Company entered into amended option agreement allowing the Company to accelerate its option to acquire a 100% interest in the Augustus Lithium property. As consideration for the amendment, the Company issued an additional 350,000 common shares. As of November 7, 2022, the Company completed the required option payments, common share issuances and exploration expenditures to acquire 100% interest of the Augustus Lithium property.

The Augustus Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(c)	Canadian Lithium Property

On February 3, 2021, the Company entered into an option agreement to acquire a 100% interest in the Canadian Lithium property (the “Canadian Lithium Agreement”). The Canadian Lithium property is comprised of 12 mineral claims covering approximately 700 hectares located in the Landrienne Township area of Quebec.

On February 3, 2023, the Company had completed the required option payments of $60,000 and issuance of 230,263 common shares to acquire a 100% interest of the Canadian Lithium Property.

The Canadian Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(d)	Cosgrave Lithium Property

On August 24, 2023, the Company entered into a purchase agreement to acquire a 100% interest in the Cosgrave Lithium property (the “Cosgrave Agreement”). The Cosgrave Lithium property is comprised of 198 mineral claims covering approximately 3,728 hectares located in the Ear Falls, Ontario.

Pursuant to the terms of the Cosgrave Agreement, the Company acquired a 100% interest in the Cosgrave Lithium property by issuing 175,000 common shares of the Company and by making the option payment of $22,500 as of March 31, 2024.

During the year ended March 31, 2025, the Company decided it would not be pursuing any further exploration work on the Cosgrave Lithium property, allowed the claims to lapse and wrote-off all deferred costs incurred to date.

(e)	Electron Lithium Property

On March 2, 2022, the Company entered into a purchase agreement to acquire a 100% interest in the Electron Lithium property (the “Electron Agreement”). The Electron Lithium property is comprised of 426 mineral claims covering approximately 30,000 hectares of prospective land around the Augustus Lithium Property in western Quebec.

On November 8, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Electron Lithium property.

The Electron Lithium property is subject to a 3% Gross Metal Royalty (“GMR”), which the Company will have the option to reduce the GMR by 1.0% to 2.0% by paying $1,000,000.

On November 14, 2022, the Company entered into a joint venture agreement (the “Infini Joint Venture Agreement”) with Infini Resources Pty Ltd. (“Infini Resources”) whereby Infini Resources may earn a 100% interest in 230 of the 426 mineral claims comprising the Electron Lithium Property.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(e)	Electron Lithium Property (continued)

Pursuant to the Infini Joint Venture Agreement, Infini Resources made a non-refundable payment of AUD$50,000 (CAD$44,088) and has elected to earn an initial 50% interest by making an initial cash payment of AUD$550,000 (CAD$486,837). Upon exercising the option, a joint venture will also be formed between Linear Minerals and Infini Resources to further advance the project. Infini Resources has the option to acquire an additional 25% by making a further AUD$150,000 payment and issuing shares of Infini Resources in the value of AUD$150,000 within 18 months of earning its initial 50% interest. Infini Resources may then acquire the remaining 25% interest, for a 100% beneficial interest by making a further payment AUD$300,000 and issuing shares of Infini Resources in the value of AUD$300,000 within 12 months of earning its 75% interest. Infini Resources did not exercise its option to acquire an additional 25% interest within 18 months of earning its initial 50% interest.

The Infini Joint Venture Agreement may be terminated in certain circumstances, including by Linear Minerals if certain milestones are not met in accordance with the agreement.

(f)	Falcon Lake Property

On January 3, 2022, the Company entered into an option agreement to acquire a 100% interest in the Falcon Lake property (the “Falcon Lake Agreement”). The Falcon Lake property is comprised of 48 mineral claims covering approximately 1,000 hectares located in the Thunder Bay Mining Division, Ontario.

On September 30, 2022, the Company entered into an amended option agreement which amended certain cash payments, share issuances and exploration expenditures due dates and requirements of the Option Agreement.

On October 21, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Falcon Lake property.

On January 27, 2023, the Company executed a joint venture agreement (the "Battery Age Minerals Joint Venture Agreement") with Battery Age Minerals Limited ("Battery Age Minerals") whereby Battery Age Minerals may earn a 100% interest in the Falcon Lake Property.

Pursuant to the Battery Age Minerals Joint Venture Agreement, Battery Age Minerals made a non-refundable payment of AUD$50,000 (CAD$45,359) and elected to earn a 65% interest by completing the initial option payment consisting of a cash payment of AUD$100,000 (CAD$93,999) and issuing the Company 1,375,000 of Battery Age Mineral shares valued at $513,975. Battery Age Minerals earned a further 25% interest, for an aggregate 90% interest, by issuing a further 750,000 shares of Battery Age Minerals valued at $290,295 and by making a cash payment of AUD$50,000 (CAD$46,175). Battery Age Minerals may acquire the remaining 10% interest, for a 100% beneficial interest by making a further payment equal to the lower of the price determined by independent valuation or AUD$2 million. Upon Battery Age Minerals earning a 90% interest, a joint venture was deemed to have been formed between Linear Minerals and Battery Age Minerals to further advance the project.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(g)	Jubilee Lithium Property

On December 1, 2022, the Company entered into an option agreement to acquire a 100% interest in the Jubilee Lithium Property. The property consisted of 10 mining claims covering approximately 3,300 hectares area located in Ear Falls, Ontario.

Under the terms of the Jubilee Lithium Agreement, the Company had acquired a 100% interest in the property by completing the following option payments:

Due Dates	Option payments ($)
December 1, 2024 (paid)	20,000
December 1, 2025 (paid)	30,000

During the year ended March 31, 2024, the Jubilee Lithium Property claims were allowed to lapse and as result the Company wrote-off all deferred costs incurred to date.

(h)	Kokanee Creek Property

On March 17, 2020, the Company entered in an option agreement to acquire a 100% interest in the Kokanee Creek and Independence Gold Properties (the “Properties”). The Properties are located in British Columbia and consist of 5 claims covering 2,690 hectares.

On February 28, 2021 and again on August 13, 2021, the Company entered into amended option agreements which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the option agreement.

During the year ended March 31, 2021, the Company decided it would not be pursuing any further exploration work on the Independence Gold property and wrote-off all deferred costs incurred to date.

As of March 31, 2022, under the terms of the Properties amended option agreement, the Company had acquired a 100% interest in the Kokanee Creek Property by completing the required option payments, common share issuances and exploration expenditures.

During the year ended March 31, 2025, the Company decided it would not be pursuing any further exploration work on the Kokanee Creek property, allowed the claims to lapse and wrote-off all deferred costs incurred to date.

(i)	McNeely Lithium Property

Pursuant to the McNeely Lithium Property purchase agreement entered on June 7, 2021, the Company acquired a 100% interest in the McNeely Lithium Property, by issuing 526,316 common shares and paying $250,000. The McNeely Lithium Property is located in Quebec and consists of 66 claims covering approximately 2,400 hectares. The McNeely Lithium Property is subject to a 3.0% GMR. Certain of the claims are subject to a pre-existing 1.0% NSR. The Company will have the option to purchase the NSR by paying $200,000 to the NSR holder.

(j)	North Spirit Property

On June 13, 2022, the Company entered into an option agreement to acquire a 100% interest in the North Spirit Property. The property consists of 124 mining claims covering approximately 2,500 hectares area in two claim blocks on crown land in northwestern Ontario and is located about 175 kilometres to the north of Red Lake, Ontario.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(j)	North Spirit Property (continued)

On October 26, 2022, the Company entered into an amended option agreement which amended the certain cash payments, share issuances and exploration requirements of the option agreement.

Under the terms of the amended North Spirit option agreement, the Company acquired a 100% interest in the North Spirit Property by completing the share issuance of 1,105,262 common shares.

The North Spirit property has a 1% GMR payable to the Optionor.

During the year ended March 31, 2024, the Company decided it would not be pursuing any further exploration work on the North Spirit property and wrote-off all deferred costs incurred to date.

(k)	Pontax West Lithium Property

On October 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Pontax West Lithium Property (the “Pontax Lithium Agreement”). The property consists of 72 mining claims covering over 3,800 hectares in the James Bay lithium region of northern Quebec.

On September 13, 2024, the Company entered into an amended option agreement (the “Pontax West Lithium Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Under the terms of the Pontax West Lithium Amended Agreement, the Company acquired a 100% interest in the property by completing the share issuance of 2,500,000 on May 7, 2025. The share issuance has been accrued at March 31, 20225 in the amount of $37,500 (Note 14).

The Pontax West Lithium property has a 1.5% GMR payable to the Optionor of which the Company will have the option to reduce the GMR by 1.0% by paying $1,000,000 for one-half of one percent.

(l)	Rose East Lithium Property

On March 4, 2023, the Company entered into an option agreement to acquire a 100% interest in the Rose East Lithium Property (“Rose East Lithium”). The Rose East Lithium Project consists of 59 mining claims covering approximately 3,100 hectares in northern Quebec.

Under the terms of the Rose East Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments:

Due Dates	Issuance of Linear Minerals common shares
March 4, 2023 (issued)	1,500,000
March 4, 2024	1,500,000

The Rose East Lithium Property is subject to a 1.0% GMR, of which the Company may repurchase by paying $1,000,000 for each 0.5%.

At March 31, 2025, the Company and the Optionor are in discussions to amend and extend the option terms of the March 3, 2023 option agreement.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(m)	Rose West Lithium Property

On November 25, 2022, the Company entered into an option agreement to acquire a 100% interest in the Rose West Property. The Rose West Lithium property is located in the James Bay region of northern Quebec and consists of 32 mining claims covering approximately 1,700 hectares within townships.

On December 9, 2022, the Company entered into amended option agreement to which the Company could acquire a 100% interest in the property by issuing 1,300,000 shares and granted the Company a 1% GMR. On April 5, 2023, the Company issued the required shares to acquire a 100% interest in the Rose West Lithium property.

The Rose West Lithium property has a 1% GMR payable to the optionor upon the commencement of commercial production.

(n)	Titan Gold Property

On October 2, 2020, the Company entered into an option agreement to acquire a 100% interest in the Titan Gold Property (“Titan Gold”). Titan Gold is located in the Abitibi area of Western Quebec, Canada and is comprised of 80 mining claims covering approximately 4,400 hectares.

During the year ended March 2024, the Company wrote-off all deferred costs to date as the company does not plan to do further work on the property.

(o)	Trix Lithium Property

On March 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Trix Lithium Property (“Trix Lithium”). Trix Lithium is located in in the Georgia Lake area in northwestern Ontario and is comprised of 23 mining claims covering approximately 11,000 hectares.

During the year ended March 2024, the Company wrote-off all deferred costs to date as the company does not plan to do further work on the property.

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the year ended March 31, 2025, 2024 and 2023 are as follows:

Year ended	Assay and	Drilling and	Field	Geological	Geological and Technical	Land claims and property	Total March 31,
March 31, 2025	sampling	mobilization	expenditures	Consulting	Services	taxes	2025
Quebec
Augustus Lithium	$57,169	$338,643	$231,666	$142,236	$178,650	$6,973	$955,337
Pontax West Lithium	-	-	-	30,000	-	-	30,000
Rose East Lithium	-	-	-	25,000	-	-	25,000
Rose West Lithium	-	-	-	25,000	-	-	25,000
General Exploration	-	-	95,765	92,449	64,650	-	252,864
Total	$57,169	$338,643	$327,431	$314,685	$243,300	$6,973	$1,288,201

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

Year ended March 31, 2024	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Land claims and property taxes	Total March 31, 2024
Ontario
Trix Lithium	$-	$-	$45,000	$65,050	$-	$-	$110,050
Quebec
Augustus Lithium	98,566	907,763	366,970	228,700	506,769	13,087	2,121,855
Pontax West Lithium	-	-	-	181,000	-	-	181,000
Rose West Lithium	-	-	-	72,600	-	-	72,600
Rose East Lithium	-	-	-	88,200	-	-	88,200
General Exploration	-	-	-	-	9,700	-	9,700
Total	$98,566	$907,763	$411,970	$635,550	$516,469	$13,087	$2,583,405

Year ended March 31, 2023	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Land claims and property taxes	Total March 31, 2023
Ontario
Jubilee Lithium	$-	$-	$-	$29,465	$34,830	$-	$64,295
Trix Lithium	7,000	-	-	25,750	-	-	32,750
Quebec
Titan Gold	36,450	-	32,400	20,250	-	-	89,100
Augustus Lithium	20,634	733,741	216,690	176,850	326,948	-	1,474,863
General Exploration	8,401	-	2,214	149,050	-	-	159,665
Total	$72,485	$733,741	$251,304	$401,365	$361,778	$-	$1,820,673

7.	Accounts Payable and Accrued Liabilities

	March 31, 2025	March 31, 2024
Trade and other payables	$411,565	$206,583
Accrued liabilities	147,200	30,000
Totals	$558,765	$236,583

8. Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company for the years ended March 31, 2025, 2024, and 2023 were as follows:

	For the years ended March 31,
	2025	2024	2023
Consulting fees charged by directors of the Company	$8,900	$10,000	$10,000
Exploration consulting fees charged by directors	$3,200	$16,000	$15,100
Salaries, fees and benefits	$280,050	$234,800	$200,000
Share-based payments	$114,900	$1,455,180	$600,000

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

8.	Related Party Transactions and Balances (continued)

Related party balances as at March 31, 2025 and 2024 were as follows:

	March 31, 2025	March 31, 2024
Amounts due to Directors and Officers of the Company	$26,501	$171,294
Amounts due to companies controlled by directors and officers	116,388	83,575
Total	$142,889	$254,869

The directors’ and officers’ balances also include fees and expenses owing to directors and officers incurred in the normal course of business.

9. Share Capital

(a)	Authorized – Unlimited number of common shares without par value.

(b)	Issued share capital

The Company had 61,335,286 common shares issued and outstanding as at March 31, 2025 and 50,846,156 common shares issued and outstanding as at March 31, 2024.

Fiscal 2025

i)	On April 18, 2024, the Company closed a non-brokered private placement consisting of 1,739,130 Quebec flow-through shares (“QFT share”) priced at $0.23 per QFT share for gross proceeds of $400,000. The Company recognized a liability for flow-through shares of $86,957 (Note 13) also paid finder’s fees of $24,000; and

ii)	On October 16, 2024, the Company closed its non-brokered private placement and issued 8,750,000 QFT shares at a price of $0.08 per QFT share for gross proceeds of $700,000. The Company recognized a liability for flow-through shares of $131,250 (Note 13) and also paid finders’ fees of $42,000.

Fiscal 2024

i)	On April 3, 2023, the Company issued 1,500,000 common shares value at $975,000, pursuant to the Rose East Lithium property option agreement and 83,333 common shares valued at $54,166, pursuant to the Trix Lithium property option agreement (see Note 6);

ii)	On April 5, 2023, the Company issued 1,300,000 common shares valued at $884,000, pursuant to the Rose West Lithium property option agreement to acquire a 100% interest in the property (see Note 6);

iii)	On May 26, 2023, the Company issued 550,000 RSUs valued at $324,500 to the directors, officers, and consultants of the Company;

iv)	On June 9, 2023, the Company closed a non-brokered private placement consisting of 1,338,461 Quebec flow-through shares (“QFT share”) priced at $0.65 per QFT share and 573,770 National flow through shares (“NFT share”) priced at $0.61 per NFT share for aggregate gross proceeds of $1,220,000. The Company recognized a liability for flow-through shares of $91,783 (Note 13). The Company also paid finder’s fees of $73,200;

v)	On September 22, 2023, the Company issued 175,000 common shares value at $82,250, pursuant to the Cosgrave Lithium property option agreement as well as issued 875,000 RSUs valued at $406,875 to the director, officers, and consultants of the Company (see Note 6); and

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

9.	Share Capital (continued)

(b)	Issued share capital (continued)

vi)	On November 21, 2023, the Company closed a non-brokered private placement consisting of 675,000 common shares priced at $0.40 per share for aggregate gross proceeds of $270,000 and 1,855,554 Quebec flow-through units (“QFT unit”) priced at $0.45 per QFT unit for gross proceeds of $835,000. Each flow-through unit consists of one flow-through share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.65 per share for a period of two years from the issue date. The QFTshare purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 4.39% and 4.57%, volatility factor of 116.96% and an expected life of two years. The Company recognized a liability for flow-through shares of $92,778 (Note 13). The Company also paid finder’s fees of $48,000.

(c) Stock Options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with the TSX-V’s policies. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the discounted market price of the Company’s stock at the date of grant. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not, within a twelve-month period, exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed, within a twelve- month period, two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

The continuity for stock options for the years ended March 31, 2025, 2024 and 2023 is as follows:

		Weighted Average
	Number of Stock Options	Exercise Price
Balance, fully vested and exercisable at March 31, 2022	1,757,894	$1.10
Expired	(197,368)	$1.52
Balance, fully vested and exercisable at March 31, 2023	1,560,526	$1.04
Granted	2,000,000	$0.59
Balance, fully vested and exercisable at March 31, 2024	3,560,526	$0.79
Granted	1,200,000	$0.18
Balance, fully vested and exercisable at March 31, 2025	4,760,526	$0.63

As at March 31, 2025, the following stock options were outstanding:

Expiry Date	Number Outstanding	Number Exercisable	Weighted average exercise price	Average Remaining Contractual Life
February 9, 2026	694,737	694,737	$0.80	0.86
February 11, 2026	342,105	342,105	$1.33	0.87
April 26, 2026	1,200,000	1,200,000	$0.18	1.07
May 14, 2026	223,684	223,684	$1.33	1.12
July 13, 2026	236,842	236,842	$0.95	1.28
January 6, 2027	63,158	63,158	$1.33	1.77
June 4, 2028	2,000,000	2,000,000	$0.59	3.18
	4,760,526	4,760,526	$0.63	1.94

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

9.	Share Capital (continued)

(d)	Share Purchase Warrants

The continuity for share purchase warrants for the years ended March 31, 2025, 2024 and 2023 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2022	5,382,423	$1.71
Issued	1,177,444	$1.83
Expired	(4,210,438)	$1.73
Balance, March 31, 2023	2,349,429	$1.69
Issued	927,778	$0.65
Expired	(1,895,670)	$1.69
Balance, March 31, 2024	1,381,537	$1.00
Expired	(453,759)	$1.71
Balance, March 31, 2025	927,778	$0.65

As at March 31, 2025, the following share purchase warrants issued in connection with private placements were outstanding:

Expiry date	Exercise price	Number Outstanding and Exercisable	Average Remaining Contractual Life
November 8, 2025	$0.65	888,889	0.61
November 20, 2025	$0.65	38,889	0.65
	$0.65	927,778	0.61

(e) Restricted share units

The Company has a shareholder approved “10% rolling” restricted share unit plan (the “RSU Plan”) in compliance with the TSX-V’s policies. Under the RSU Plan, the maximum number of RSU’s reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting.

Fiscal 2025

No restricted share units were granted by the Company during the year ended March 31, 2025.

Fiscal 2024

During the year ended March 31, 2024, the Company granted 1,425,000 restricted share units to officers, directors and consultants of the Company. The restricted share units vest immediately and are subject to a four month hold period from the date of grant. The Company recorded $731,375 of share-based payments on the granted RSU’s during the year ended March 31, 2024.

Fiscal 2023

During the year ended March 31, 2023, the Company granted 3,650,000 restricted share units to officers, directors and consultants of the Company. The restricted share units vest immediately and are subject to a four month hold period from the date of grant. The Company recorded $2,190,000 of share-based payments on the granted RSU’s during the year ended March 31, 2023.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

9.	Share Capital (continued)

(e)	Restricted share units (continued)

The continuity for restricted share units for the years ended March 31, 2025, 2024 and 2023 is as follows:

RSU’s outstanding
Balance, March 31, 2022	-
Granted	3,650,000
Vested and issued	(3,650,000)
Balance, March 31, 2023	-
Granted	1,425,000
Vested and issued	(1,425,000)
Balance, March 31, 2024 and March 31, 2025	-

(f) Share-Based Payments Reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments. This reserve also includes the value attributed to warrants on unit private placements. At the time that the stock options or warrants are exercised, the corresponding amount will be transferred to share capital.

The fair value of each option granted to directors, officers and consultants was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2025

On April 26, 2024, the Company granted 1,200,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.18 per share, expiring on April 25, 2026. The fair value of these options was $131,314 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 4.33%, volatility factor of 129.06% and an expected life of two years.

Fiscal 2024

On May 26, 2023, the Company granted 550,000 RSU’s to directors, officers and consultants and all of these were vested and issued on the grant date. The fair value of the RSU’s was $324,500 and calculated by multiplying the Company’s share price at grant date by the number of RSU’s granted.

On June 5, 2023, the Company granted 2,000,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.59 per share, expiring on June 4, 2028. The fair value of these options was $1,055,070 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 3.52%, volatility factor of 156.61% and an expected life of five years.

10. Segmented Information

The Company operates in one business segment being the acquisition and exploration of exploration and evaluation assets and operates in one geographic segment being Canada. The total assets relate to exploration and evaluation assets and have been disclosed in Note 6.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

11. Financial Instruments and Risk Management

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following provides the valuation method of the Company’s financial instruments as at March 31, 2025 and 2024:

		As at March 31,
	Level	2025	2024
Cash	1	$951,807	$1,704,908
Reclamation deposits	1	$11,000	$11,000
Marketable securities	1	$123,912	$187,425
Financial liabilities	1	$701,654	$491,452

There were no transfers from levels or change in the fair value measurements of financial instruments for the years ended March 31, 2025 and 2024.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at March 31, 2025, the Company had cash of $951,807 to settle accounts payable and accrued liabilities (inclusive of amounts due to related parties) of $701,654.

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of lithium and gold in particular.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Interest Rate Risk

The Company has no significant exposure at March 31, 2025, to interest rate risk through its financial instruments.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

11.	Financial Instruments and Risk Management (continued)

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investment, reclamation bonds and amounts receivable. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

Currency Risk

The Company has no significant exposure at March 31, 2025, to currency risk through its financial instruments.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

12.	Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

●	To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals and industrial mineral deposits;
●	To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and
●	To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

12.	Management of Capital (continued)

There were no changes in the Company’s approach to capital management during the year ended March 31, 2025, compared to the year ended to March 31, 2024. The Company is not subject to externally imposed capital requirements. Further information relating to management of capital is disclosed in Note 1.

13.	Income Taxes

The reconciliation of the expected income tax recovery is as follows:

	2025	2024
Net loss for the year	$3,313,365	$6,635,073
Statutory tax rate	27%	27%
Expected income tax recovery	895,000	1,791,000
Decrease to income tax recovery due to:
Non-deductible permanent differences	(396,000)	(1,139,000)
Change in tax assets not recognized	(499,000)	(652,000)
Income tax recovery	$-	$-

The significant components of the Company’s deferred tax assets are as follows:

	March 31, 2025	March 31, 2024
Mineral property interests	2,878,000	2,671,000
Equipment	98,000	97,000
Operating losses carried forward	4,935,000	4,643,000
Capital losses and other	1,162,000	1,162,000
Total deferred tax assets	9,073,000	8,573,000
Deferred tax assets not recognized	(9,073,000)	(8,573,000)
	$-	$-

The Company’s unrecognized deductible temporary differences and unused tax losses consist of the following:

	March 31, 2025	March 31, 2024
Mineral property interests	$10,660,000	$9,894,000
Equipment	361,000	361,000
Operating losses carried forward	18,277,000	17,195,000
Capital losses and other	4,303,000	4,303,000
Unrecognized deductible temporary differences	$33,601,000	$31,753,000

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

13.	Income Taxes (continued)

The realization of income tax benefits related to these deferred potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of $18,277,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2027	618,000
2028	928,000
2029	908,000
2030	706,000
2031	1,704,000
2032	1,339,000
2033	1,092,000
2034	879,000
2035	530,000
2036	196,000
2037	233,000
2038	271,000
2039	530,000
2040	428,000
2041	1,101,000
2042	2,228,000
2043	1,703,000
2044	1,801,000
2045	1,082,000
Total	18,277,000

Liability and Income Tax Effect on Flow-Through Shares

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds, less the qualified expenditures made to date, represent the funds received from flow-through share issuances that have not been spent.

On June 9, 2023, the Company had closed a non-brokered private placement and issued 1,338,461 QFT shares priced at $0.65 per QFT share and 573,770 National flow through shares (“NFT share”) priced at $0.61 per NFT share for aggregate gross proceeds of $1,220,000. The Company recognized a liability for flow-through shares of $91,783. At March 31, 2024, the Company had incurred $496,325 in qualified expenditures. During the year ended March 31, 2025, the Company incurred the remaining $723,675 in qualified expenditures

On November 21, 2023, the Company had closed a non-brokered private placement and issued 1,855,554 Quebec flow- through units (“QFT unit”) priced at $0.45 per QFT unit for gross proceeds of $835,000. The Company recognized a liability for flow-through shares of $92,778. At March 31, 2024, the Company had incurred $Nil in qualified expenditures. During the year ended March 31, 2025, the Company incurred the remaining $835,000 in qualified expenditures.

On April 26, 2024, the Company had closed a non-brokered private placement and issued 1,739,130 QFT shares priced at $0.23 per QFT share for aggregate gross proceeds of $400,000. The Company recognized a liability for flow-through shares of $86,957. At March 31, 2025, the Company had incurred $Nil in qualified expenditures.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Financial Statements

For the years ended March 31, 2025, 2024, and 2023

(Expressed in Canadian dollars)

13.	Income Taxes (continued)

On October 18, 2024, the Company had closed a non-brokered private placement and issued 8,750,000 QFT Shares priced at $0.08 per QFT share for gross proceeds of $700,000. The Company recognized a liability for flow-through shares of $131,250. At March 31, 2025, the Company had incurred $Nil in qualified expenditures.

During the year ended March 31, 2025, the Company incurred, in aggregate, $1,558,674 in qualified flow-through expenditures and recognized a flow-through recovery of $159,579.

At March 31, 2025, the Company is required to incur $1,100,000 of flow-through qualified expenditures.

14.	Subsequent Events

●	On May 7, 2025, the Company issued 2,500,000 common shares pursuant the Pontax West Lithium property option agreement. The cost of $37,500 for the share issuance has been accrued at March 31, 2025; and

●	On May 8, 2025, the Company granted 4,500,000 RSU’s to directors, officers and consultants. The RSUs will vest over an eight-month period, with 50 per cent vesting four months from the grant date and the remaining 50 per cent vesting eight months from the grant date.

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